CUSIP No.  268484 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

EGL, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

268484 10 2
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

HOU03-1053721

CUSIP No.  268484 10 2

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons James R. Crane I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) Not applicable

(b) Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S.

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,655,063 (See Note 1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 8,655,063 (See Note 1)
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,655,063 (See Note 1)

10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.	Percent of Class Represented by Amount in Row (9) 21.7%

12.	Type of Reporting Person (See Instructions) IN

HOU03-1053721

CUSIP No.  268484 10 2

Item 1.
(a)	Name of Issuer:	EGL, Inc.
(b)	Address of Issuer’s Principal Executive Offices:	15350 Vickery Drive Houston, Texas 77032
Item 2.
(a)	Name of Person Filing:	James R. Crane
(b)	Address of Principal Business Office:	15350 Vickery Drive Houston, Texas 77032

(c)	Citizenship:	U.S.
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	268484 10 2

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h) ☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership

(a)

Amount Beneficially Owned:  8,655,063 (See Note 1)

(b)

Percent of Class:  21.7%

HOU03-1053721

CUSIP No.  268484 10 2

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  8,655,063 (See Note 1)

(ii)

Shared power to vote or to direct the vote:  None

(iii)

Sole power to dispose or to direct the disposition of:  8,655,063 (See Note 1)

(iv)

Shared power to dispose or to direct the disposition of:  None

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

Not Applicable.

Note 1:

Includes 60,000 shares of EGL, Inc. common stock issuable upon exercise of stock options that are or become exercisable within 60 days of December 31, 2005 and 30,000 shares of EGL, Inc. common stock held by a charitable foundation.

HOU03-1053721

CUSIP No.  268484 10 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 14, 2006

/s/ James R. Crane

James R. Crane

HOU03-1053721